UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Accuride Corporation
2.	Name of Persons Relying on Exemption: Coliseum Capital Management, LLC Coliseum Capital, LLC Coliseum Capital Partners, L.P. Coliseum Capital Partners II, L.P. Adam Gray Christopher Shackelton
3.	Address of Persons Relying on the Exemption: Metro Center 1 Station Place 7th Floor South Stamford, CT 06902
4.
Written Materials:

Attached hereto as an exhibit is a copy of a letter to board of directors dated October 7, 2016 and a related press release of the same date.  This material is being submitted pursuant to Rule 14a-6(g)(1).